Exhibit 12.1
Targa Resources Partners LP
Ratio of Earning to Fixed Charges

					SAOU/LOU Systems Predecessor
				March 12	106-day period	Year
	Years Ended December 31,			(Inception)	Ended	Ended
				through	April 15,	December 31,
	2007	2006	2005	2004	2004	2003
	(Amounts in millions of dollars)
Pre-tax income from continuing operations	$41.8	$14.5	$9.7	$16.1	$4.0	$9.5
Fixed charges:
Interest expense and amortization of debt issuance costs	41.4	88.0	21.2	6.1	—	—
Capitalized interest	0.2	0.2	—	—	—	—
Operating lease payments	0.7	0.7	0.1	—	—	—

Total fixed charges	42.3	88.9	21.3	6.1	—	—

Pre-tax income from continuing operations plus fixed charges	$84.1	$103.4	$31.0	$22.2	$4.0	$9.5

Ratio of earnings to fixed charges	2.0	1.2	1.5	3.6	n/a	n/a
Deficiency	$—	$—	$—	$—	$—	$—
Amortization of capitalized interest	0.015	0.005